Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street  |  Palo Alto, CA 94304-1114  |  tel 650.233.4500  |  fax 650.233.4545
February 26, 2010
VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4631
Attn: Pamela Long

Re:	Financial Engines, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed February 22, 2010 File No. 333-163581
Ladies and Gentlemen:
     On behalf of Financial Engines, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.
     Amendment No. 4 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 25, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 4 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.
Summary of Consolidated Financial Statement, page 10
1.	We have read your response to prior comment three of our letter dated February 3, 2010. Similar to your response to comment three, please disclose
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Securities and Exchange Commission
February 26, 2010

how you will account for the issuance of an aggregate of 456,666 shares of common stock to the holders of Series E Stock.
     Response: The requested disclosure has been added on page 12 under “Summary Consolidated Financial Information” and on pages 117-118 under “Related Party Transactions — Issuance of Preferred Stock for Anti-Dilution Adjustment.”
Principal and Selling Stockholders table, page 120
2.	In footnote 49, relating to Kenneth Fine, please indicate the nature of his position with the company, as required by Item 507 of Regulation S-K. We note that you have listed him among the executive officers and directors of the company on page 92.
     Response: The requested disclosure has been added in footnote 49 to the “Principal and Selling Stockholders” table to disclose that Kenneth Fine is the Executive Vice President, Marketing, of the Registrant.
Legal Opinion, Exhibit 5.1
3.	Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.
     Response: Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, confirms that it concurs with the understanding of the Staff that its reference in Exhibit 5.1 to the General Corporation Law of the State of Delaware includes the statutory provisions and any reported judicial decisions interpreting these laws. A separate confirmation has also been filed as correspondence on EDGAR.
* * * * *
     The Registrant acknowledges the following and will also include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
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Securities and Exchange Commission
February 26, 2010

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.
Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Sherry Haywood, Esq. Nudrat Salik Ernest Greene Jeffrey N. Maggioncalda Raymond J. Sims Anne S. Tuttle Douglas D. Smith, Esq.
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